
FORTUS 900mc
FORTUS

Stratasys Q2 2020

Financial Results Conference Call

August 5, 2020

stratasys

Q2 2020
Conference call & webcast details

Speakers

- Yoav Zeif – CEO
- Lilach Payorski – CFO
- Yonah Lloyd – VP Investor Relations

Live webcast and replay:
https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/39720/indexl.html

Live dial-in information

US Toll-Free dial-in:
1-877-407-0619

International dial-in:
+1-412-902-1012

Forward-looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance (or withdrawal of guidance) concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the "**2019 Annual Report**"), which we filed with the Securities and Exchange Commission (the "**SEC**") on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended June 30, 2020, which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, constitutes non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 26.



Opening Remarks:

Corporate strategy review yields strong plan

for industry leadership and long-term growth

Make it Better.
Make it with Stratasys.



Yoav Zeif
CEO

COVID-19 weak macro and cost mitigation continues

- Global 4-day work week
- Additional 5% salary reduction for top executives
- Accelerated 10% workforce reduction as part of new operating model
- Work from home where possible and subject to regulatory restrictions







Helping our world through the pandemic and beyond

- Responding to critical needs
- Demonstrating the possibilities and benefits of 3D printing

Make it Better.
Make it with Stratasys.



3D Printing penetrating deeper into manufacturing

Manufacturers reassessing supply chains post-COVID-19

3D printing “top choice” for investment in SME survey



New commitments to additive manufacturing from government, aerospace and automotive customers




stratasys | J55
Light
Regul
Bold
Black

Successful J55 launch and initial shipments to customers

Strong cash position + **Healthy balance sheet** = **Resilient business model**





Our Goal:

1st Choice in the growing Polymer 3D Printing marketplace

Growth focus:
Polymers for manufacturing

Polymers is the largest value pool in our industry and is growing steadily

Manufacturing is the fastest-growing area within Polymers

Long runway of opportunity with new technologies



Polymer leadership via the most comprehensive solutions across applications and geographies

$5 billion global market in 2019 (not including parts sales)


Solutions
Applications
Geographies

Source: Stratasys market analysis drawing from CONTEXT AM3DP Printer Shipment and Forecast Report Q2 2020, Wohlers Report 2019, IDC, Others

Expand our technologies to serve the growing applications for Polymer 3D Printing


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
PBF - Metal
Directed Energy Deposition
Binder Jetting
Vat Photopoly - SLA
Vat Photopoly - Non-SLA
PBF - Non Metal
Material Jetting
Material Extrusion

Source: Stratasys market analysis drawing from CONTEXT AM3DP Printer Shipment and Forecast Report Q2 2020, Wohlers Report 2019, IDC, Others

Stratasys serves approximately one third of 3D Printing hardware addressable market

Production applications growing faster than prototyping

FDM in aerospace shows what's possible with the right technologies

Total Addressable Market – 2019

Hardware / Materials / Software / Services


Manufacturing
$2.4B
FDM
Prototyping
$2.6B
PJ
FDM

Source: *Stratasys market analysis drawing from CONTEXT AM3DP Printer Shipment and Forecast Report Q2 2020, Wohlers Report 2019, IDC, Others*

To win, invest in the growth engines driving the future additive manufacturing market

Leverage Global Core Competencies

- Comprehensive solutions
- Go-to-market and service infrastructure
- Polymer industry knowledge

Total Addressable Market – 2025

Hardware / Materials / Software / Services


Manufacturing
$2.4B
FDM
$6.6B
FDM
VAT
PBF
OTHER
Prototyping
$2.6B
PJ
FDM
$3.9B
PJ
FDM
VAT
PBF
OTHER

More than double current total addressable market

Source: Stratasys market analysis drawing from CONTEXT AM3DP Printer Shipment and Forecast Report Q2 2020, Wohlers Report 2019, IDC, Others

Financial Update

Staying operationally efficient during COVID-19

Strong balance sheet / No debt

Make it Better.
Make it with Stratasys.



Lilach Payorski
CFO

Financial Results

	GAAP			Non-GAAP		
	Q2-19	Q2-20	Change Y/Y	Q2-19	Q2-20	Change Y/Y
Total Revenue	163.2	117.6	-27.9%	163.2	117.6	-27.9%
Gross Profit	81.2	43.7	(37.5)	85.6	53.3	(32.3)
% Margin	49.7%	37.2%	-12.5%	52.5%	45.4%	-7.1%
Operating Income (Loss)	0.8	(29.3)	(30.1)	9.1	(8.1)	(17.2)
% Margin	0.5%	-24.9%	-25.4%	5.5%	-6.8%	-12.3%
Net Income (Loss) attributed to SSYS Ltd.	1.2	(28.0)	(29.2)	8.5	(7.4)	(15.9)
% Margin	0.7%	-23.8%	-24.5%	5.2%	-6.3%	-11.5%
Diluted EPS	0.02	(0.51)	(0.53)	0.16	(0.13)	(0.29)
Diluted Shares	54.7	54.9	0.4%	54.7	54.9	0.4%

$ in millions unless noted otherwise

All numbers and percentages are rounded

Financial Results
Revenue


Quarterly trend
163.2
157.5
160.2
132.9
117.6
52.8
51.1
51.2
49.7
43.7
110.3
106.3
109.0
83.2
73.9
Q2 '19
Q3' 19
Q4' 19
Q1' 20
Q2' 20
Service
Product

Revenue Growth – Q2 '20	
Revenue	Y/Y
Product	-33.0%
System	-35.6%
Consumables	-30.6%
Service	-17.2%
Customer Support	-7.5%

$ in millions unless noted otherwise

All numbers and percentages are rounded

Financial Results
Gross margin trends

GAAP


57.3%
58.3%
57.0%
52.8%
45.9%
49.7%
49.2%
49.1%
45.0%
37.2%
33.9%
30.1%
32.3%
32.1%
22.5%
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20

Non-GAAP


61.1%
62.3%
61.6%
57.9%
52.9%
52.5%
52.4%
52.4%
48.4%
45.4%
34.5%
31.7%
32.9%
32.4%
32.7%
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20

Total Gross Margin | Product Gross Margin | Service Gross Margin

All percentages are rounded

Financial Results

Operating expenses and operating margin trends


-9.2%
80.4
73.0
Q2 '19
Q2 '20

GAAP Operating Expenses


-19.8%
76.6
61.4
Q2 '19
Q2 '20

Non-GAAP Operating Expenses


5.5%
5.1%
6.3%
-6.3%
-6.8%
0.5%
-3.8%
-2.0%
-15.0%
-24.9%
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise

All numbers and percentages are rounded

Financial Results

Balance sheet summary and cash flow from operations

	Q2-19	Q1-20	Q2-20
Cash and Cash Equivalents and Short term deposits	366.3	325.5	**313.0**
Accounts Receivable	131.5	115.1	**102.2**
Inventories	147.8	172.5	**164.6**
Net Working Capital	505.9	480.7	**465.7**


(3.8)
(9.7)
Q2' 19
Q2' 20

Cash Flow From Operating Activities

$ in millions unless noted otherwise

All numbers and percentages are rounded

Stratasys has all the ingredients for leadership in Polymer additive manufacturing


Polymer Industry Knowledge
Go-to-Market and Service Infrastructure
Comprehensive Solutions

- Reboot growth in short-medium term
- → Earn greater customer share of wallet
- Accelerate future topline growth


Design
Manufacturing
Full Polymer solution suite from one source – Stratasys
Systems • Materials • Software • Service
Engineering
Healthcare
Design Inspiration Kit • 105
stratasys

GAAP to Non-GAAP Reconciliation
Results of operations Stratasys Ltd

	Three Months Ended June 30, 2020			Three Months Ended June 30, 2019		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$43,736	$9,612	$53,348	$81,167	$4,441	$85,608
Operating income (Loss) (1,2)	(29,278)	21,228	(8,050)	805	8,246	9,051
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(27,986)	20,634	(7,352)	1,152	7,372	8,524
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.51)	$0.38	($0.13)	$0.02	$0.14	$0.16
(1) Acquired intangible assets amortization expense		4,065			3,900	
Non-cash stock-based compensation expense		497			541	
Restructuring and other related costs		5,050			0	
		9,612			4,441	
(2) Acquired intangible assets amortization expense		2,125			1,783	
Non-cash stock-based compensation expense		5,614			5,552	
Restructuring and other related costs		3,798			(3,530)	
Other expenses		79			0	
		11,616			3,805	
		21,228			8,246	
(3) Corresponding tax effect		(669)			(874)	
Equity method related amortization, divestments and impairments		75			0	
		$20,634			$7,372	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,917		54,917	54,687		54,687

$ in millions unless noted otherwise